Exhibit 99.1

STEALTHGAS INC. REPORTS FIRST QUARTER 2026 FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, June 5, 2026. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the first quarter ended March 31, 2026.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•

Strong profitability continued for the first quarter, with Net income of $15.9 million corresponding to a basic EPS of $0.43, marking a 24% increase from $12.8 million in the previous quarter and exceeding the $14.1 million recorded in the first quarter of 2025.

•	Revenues for the first quarter of $42.8 million, increased 2% or $0.8 million compared to the same period of last year.

•	The results were impacted by increased drydock expenditures as three vessels were drydocked during the first quarter of this year compared to one vessel in the same quarter of last year.

•	In the first quarter the Company also recorded a $2.5 million gain from the sale of one vessel that was delivered in March 2026.

•

Continued focus on period coverage. About 55% of fleet days for the remainder of 2026 are secured on period charters, with total fleet employment days for all periods generating about $100 million (excl. our single JV vessel) in contracted revenues.

•	All of the vessels in the fully owned fleet are unencumbered.

•	The Company further strengthened its liquidity with cash and cash equivalents of $131.2 million as of March 31, 2026.

First Quarter 2026 Results1:

•

Revenues for the three months ended March 31, 2026 amounted to $42.8 million compared to revenues of $42.0 million for the three months ended March 31, 2025, based on an average of 27.8 vessels and 28.0 vessels owned by the Company, respectively, as the vessels remaining in the fleet earned higher revenues due to better market conditions while one vessel, the Eco Wizard remaining non-operational during the first quarter of 2026.

•

Voyage expenses and vessels’ operating expenses for the three months ended March 31, 2026, were $6.1 million and $13.8 million, respectively, compared to $5.1 million and $13.5 million, respectively, for the three months ended March 31, 2025. The $1.0 million increase in voyage expenses was primarily due to war risk insurance premiums, which were affected by the ongoing geopolitical instability in the Middle East. The $0.3 million slight increase in vessels’ operating expenses was mainly due to a slight increase in maintenance expenses.

•

Drydocking costs for the three months ended March 31, 2026 and 2025 were $2.5 million and $0.4 million, respectively. Drydocking expenses were elevated during the first quarter of 2026 as a result of the drydocking of three vessels, compared to one vessel in the same period of last year.

•

General and administrative expenses for the three months ended March 31, 2026 and 2025, were $2.0 million and $2.2 million, respectively. The change is mainly attributed to the decrease in stock-based compensation expense.

•

Depreciation for the three months ended March 31, 2026 and 2025 was $5.7 million and $6.7 million, respectively. The $1.0 million decrease is mainly related to the reduction in the average number of vessels.

•

Impairment loss for the three months ended March 31, 2026 and 2025 was $0.3 million and $0.5 million, respectively. As a result of the agreed sale terms for the vessel Eco Royalty, with delivery expected in the third quarter of 2026, a non-cash impairment loss of $0.3 million was recognized in the first quarter of 2026 while for the same period in 2025, the non-cash impairment loss of $0.5 million was related to the agreed terms of sale of the vessel Gas Cerberus, which was delivered in the second quarter of 2025.

•

Gain on sale of vessels for the three months ended March 31, 2026, was $2.5 million compared to nil for the same period last year. The gain is attributed to the sale of one vessel during the three months ended March 31, 2026, which had been classified as held for sale as of December 31, 2025.

•

Interest and finance costs for the three months ended March 31, 2026 and 2025, were $0.008 million and $1.4 million, respectively. The $1.4 million decrease from the same period of last year is due to the full repayment of the debt.

•

Interest income for the three months ended March 31, 2026 and 2025, was $0.9 million and $0.8 million, respectively. The increase of $0.1 million is mainly attributed to the increase of funds in time deposits.

•

Equity earnings in joint ventures for the three months ended March 31, 2026 and 2025 was a gain of $1.1 million and $2.2 million, respectively. The $1.1 million decrease was primarily due to decrease in number of vessels in joint ventures.

•

As a result of the above, for the three months ended March 31, 2026, the Company reported net income of $15.9 million, compared to net income of $14.1 million for the three months ended March 31, 2025. The weighted average number of shares outstanding, basic, for the three months ended March 31, 2026 and 2025 was 36.4 million and 35.7 million, respectively.

•	Earnings per share, basic, for the three months ended March 31, 2026 amounted to $0.43 compared to earnings per share, basic, of $0.38 for the same period of last year.

•

Adjusted net income was $15.0 million corresponding to an Adjusted EPS of $0.40 for the three months ended March 31, 2026 compared to Adjusted net income of $16.1 million corresponding to an Adjusted EPS of $0.44 for the same period of last year.

•	EBITDA for the three months ended March 31, 2026 amounted to $20.7 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 27.8 vessels were owned by the Company during the three months ended March 31, 2026 compared to 28.0 vessels for the same period of 2025.

[1]

EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are non-GAAP measures. Refer to the reconciliation of these measures to the most directly comparable financial measure in accordance with GAAP set forth later in this release.

Fleet Update Since Previous Announcement

The Company announced the conclusion of the following chartering arrangements (of three or more months duration):

•	A two year time charter extension for its 2016 built LPG carrier Eco Nical, until May 2028.

•	A one year time charter for its 2020 built LPG carrier Eco Alice, until May 2027.

•	A six months time charter for its 2014 built LPG carrier Eco Chios, until Nov 2026.

•	A six months time charter for its 2014 built LPG carrier Eco Stream, until Nov 2026.

•	A six months time charter extension for its 2012 built LPG carrier Gas Esco, until Sep 2026.

As of June 2026, the Company has total contracted revenues of approximately $100 million (excluding the JV vessel). For the remainder of 2026 the Company has circa 54% of fleet days secured under period contracts and contracted revenues of approximately $53 million (excluding the JV vessel).

In March 2026 the sale of the vessel Eco Invictus was concluded. After the end of the first quarter the previously announced sale of the vessel Eco Universe was also concluded in May 2026. In addition, in March 2026, the Company entered into a new agreement with a third party for the sale of the 2015-built vessel Eco Royalty with expected delivery in September 2026 once its current charter is concluded. Both latter vessels were sold debt free with the gross proceeds from these sales of circa $26 million expected to further strengthen the cash position.

Chairman Michael Jolliffe Commented

During the first quarter of this year the conflict in the Middle East took centre stage and had a considerable effect on LPG trade. Uncertainty and volatility vastly increased, driving rates for the larger LPG vessels to new all time highs following the eruption of hostilities and the closure of the Strait of Hormuz while the charter market for smaller vessels remained firm. As importers struggled to secure their supplies from further afield ton miles rose but at the same time absolute volumes fell. While charter rates and asset prices remain high we continued selling older tonnage and have sold three vessels this year, two of these already delivered to their buyers in March and May. Through sales and improving operational cashflow we increased our liquidity by 32% during the first quarter to $131 million cash at March 31, 2026 and we hold about $155 million currently. Revenues for the first quarter were robust and our unlevered Company reported $16 million Net Income and $0.43 basic EPS. As the fundamentals for our market remain positive we are reaping the rewards and securing our financial flexibility while geopolitical risks remain.

Conference Call details:

On June 5, 2026 at 10:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Conference call participants should pre-register using the below link to receive the dial-in numbers and a personal PIN, which are required to access the conference call.

https://register-conf.media-server.com/register/BI3c2717e4f0794ad589cacb8ce158e582

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

StealthGas Inc. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. StealthGas Inc. has a fleet of 27 LPG carriers, including one Joint Venture vessel in the water. These LPG vessels have a total capacity of 329,093 cubic meters (cbm). StealthGas Inc.’s shares are listed on the Nasdaq Global Select Market and trade under the symbol “GASS.”

Visit our website at www.stealthgas.com

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements, including regarding contracted revenue, market conditions and pending vessel sales, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, geopolitical conditions, including any trade disruptions resulting from tariffs and other protectionist measures imposed by the United States, China or other countries, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in STEALTHGAS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in any financing arrangements, the impact of the loss of the Eco Wizard and extent of insurance coverage, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, tensions in the Middle East and particularly the war in the Persian Gulf, potential disruption of shipping routes due to attacks by Houthis in the Red Sea and Gulf of Aden, accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet List

For information on our fleet and further information:

Visit our website at www.stealthgas.com

Company Contact:

Konstantinos Sistovaris

Investor Relations

STEALTHGAS INC.

00-30-210-6250-001

E-mail: info@stealthgas.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended March 31, 2025 and 2026.

FLEET DATA	Q1 2025	Q1 2026
Average number of vessels (1)	28.00	27.83
Period end number of owned vessels in fleet	28	27
Total calendar days for fleet (2)	2,520	2,505
Total voyage days for fleet (3)	2,500	2,288
Fleet utilization (4)	99.2%	91.3%
Total charter days for fleet (5)	2,118	2,102
Total spot market days for fleet (6)	382	186
Fleet operational utilization (7)	94.0%	90.2%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)	Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days and is determined by dividing voyage days by fleet calendar days for the relevant period.
5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net income before impairment loss, net gain/loss on sale of vessels and share based compensation. EBITDA represents net income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, impairment loss, net gain/loss on sale of vessels and share based compensation.

Adjusted EPS represents Adjusted net income divided by the weighted average number of shares.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we and our investors assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

(Expressed in United States Dollars, except number of shares)	Three Months Period Ended March 31st,
	2025	2026
Net Income - Adjusted Net Income
Net income	14,107,680	15,929,346
Less gain on sale of vessel, net	—	(2,541,746)
Plus impairment loss	488,400	270,061
Plus share based compensation	1,540,402	1,308,338
Adjusted Net Income	16,136,482	14,965,999
Net income – EBITDA
Net income	14,107,680	15,929,346
Plus interest and finance costs	1,415,605	8,073
Less interest income	(752,471)	(943,315)
Plus depreciation	6,653,460	5,695,929
EBITDA	21,424,274	20,690,033
Net income - Adjusted EBITDA
Net income	14,107,680	15,929,346
Less gain on sale of vessels, net	—	(2,541,746)
Plus impairment loss	488,400	270,061
Plus share based compensation	1,540,402	1,308,338
Plus interest and finance costs	1,415,605	8,073
Less interest income	(752,471)	(943,315)
Plus depreciation	6,653,460	5,695,929
Adjusted EBITDA	23,453,076	19,726,686
EPS - Adjusted EPS
Net income	14,107,680	15,929,346
Adjusted net income	16,136,482	14,965,999
Weighted average number of shares, basic	35,725,720	36,424,263
EPS - Basic	0.38	0.43
Adjusted EPS – Basic	0.44	0.40

StealthGas Inc.

Unaudited Condensed Consolidated Statements of Income

(Expressed in United States Dollars, except for number of shares)

	Three Months Period Ended March 31,
	2025	2026
Revenues
Revenues	42,025,987	42,843,440
Expenses
Voyage expenses	4,573,956	5,635,544
Voyage expenses - related party	518,440	496,263
Vessels’ operating expenses	13,282,235	13,610,644
Vessels’ operating expenses - related party	228,200	222,500
Drydocking costs	412,620	2,494,019
Management fees - related party	1,080,001	1,080,000
General and administrative expenses	2,165,709	1,981,272
Depreciation	6,653,460	5,695,929
Impairment loss	488,400	270,061
Net gain on sale of vessel	—	(2,541,746)

Total expenses	29,403,021	28,944,486

Income from operations	12,622,966	13,898,954

Other (expenses)/income
Interest and finance costs	(1,415,605)	(8,073)
Interest income	752,471	943,315
Foreign exchange loss	(26,484)	(25,085)

Other expenses, net	(689,618)	910,157

Income before equity in earnings of investees	11,933,348	14,809,111
Equity earnings in joint ventures	2,174,332	1,120,235

Net Income	14,107,680	15,929,346

Earnings per share
- Basic	0.38	0.43

- Diluted	0.39	0.43

Weighted average number of shares
- Basic	35,725,720	36,424,263

- Diluted	35,764,990	36,458,196

StealthGas Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31, 2025	March 31, 2026
Assets
Current assets
Cash and cash equivalents	99,077,831	131,205,490
Receivable from related parties	—	215,119
Trade and other receivables	7,744,675	12,006,605
Other current assets	22,419	13,439
Claims receivable	61,697,544	63,685,353
Inventories	1,899,887	2,702,579
Advances and prepayments	1,145,504	1,109,945
Assets held for sale	24,945,022	23,946,388

Total current assets	196,532,882	234,884,918

Non current assets
Operating lease right-of-use assets	104,801	72,109
Vessels, net	491,413,817	474,904,327
Other receivables	171,275	95,103
Investments in joint ventures	23,467,353	24,587,588

Total non current assets	515,157,246	499,659,127

Total assets	711,690,128	734,544,045

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related parties	1,045,962	—
Trade accounts payable	9,881,737	13,462,071
Accrued liabilities	4,443,142	7,804,626
Operating lease liabilities	104,801	72,109
Deferred income	5,665,271	5,037,055

Total current liabilities	21,140,913	26,375,861

Non current liabilities
Deferred income	222,605	603,890

Total non current liabilities	222,605	603,890

Total liabilities	21,363,518	26,979,751

Commitments and contingencies

Stockholders’ equity
Capital stock	371,857	375,167
Additional paid-in capital	413,450,279	414,755,307
Retained earnings	276,504,474	292,433,820

Total stockholders’ equity	690,326,610	707,564,294

Total liabilities and stockholders’ equity	711,690,128	734,544,045

StealthGas Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Three Months Period Ended March 31,
	2025	2026
Cash flows from operating activities
Net income for the period	14,107,680	15,929,346
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	6,653,460	5,695,929
Amortization of deferred finance charges	508,464	—
Amortization of operating lease right-of-use assets	29,194	32,692
Share based compensation	1,540,402	1,308,338
Equity earnings in joint ventures	(2,174,332)	(1,120,235)
Dividends received from joint ventures	2,634,000	—
Impairment loss	488,400	270,061
Gain on sale of vessel	—	(2,541,746)
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(964,946)	(4,185,758)
Other current assets	(228,903)	8,980
Claims receivables	—	(1,987,809)
Inventories	693,119	(802,692)
Changes in operating lease liabilities	(29,194)	(32,692)
Advances and prepayments	(183,949)	35,559
Increase/(decrease) in
Balances with related parties	2,650,989	(1,307,831)
Trade accounts payable	(508,503)	3,580,334
Accrued liabilities	196,619	3,361,484
Deferred income	1,950,623	(246,931)

Net cash provided by operating activities	27,731,021	17,997,029

Cash flows from investing activities
Proceeds from sale of vessel, net	—	14,083,880

Net cash provided by investing activities	—	14,083,880

Cash flows from financing activities
Proceeds from exercise of stock options	356,250	—
Stock repurchase	(1,057,343)	—
Loan repayments	(34,424,330)	—
Advances from joint ventures	—	46,750

Net cash (used in)/provided by financing activities	(35,125,423)	46,750

Net (decrease)/increase in cash, cash equivalents and restricted cash	(7,394,402)	32,127,659
Cash, cash equivalents and restricted cash at beginning of period	84,521,150	99,077,831

Cash, cash equivalents and restricted cash at end of period	77,126,478	131,205,490

Cash breakdown
Cash and cash equivalents	74,392,306	131,205,490
Restricted cash, non current	2,734,442	—

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	77,126,748	131,205,490